Exhibit 99.1

Subject: Tonight’s announcements

Dear Icosahedrons,

This evening we made an exciting announcement about a transformative step in our path to leverage our innovative VLP platform technology to make vaccines that meaningfully impact human health. We have entered into a definitive agreement for Icosavax to be acquired by AstraZeneca, which provides an important opportunity to accelerate and expand access to IVX-A12 for older adults at risk from RSV and hMPV. We believe the proposed acquisition will advance our shared mission of developing vaccines against infectious diseases. This is an incredible milestone for our company, and what we have accomplished together is a testament to the outstanding Icosavax team.

This evening we also announced positive topline interim Phase 2 results for IVX-A12. Our Phase 2 data showed robust immune response to both RSV and hMPV in older adult subjects and IVX-A12 continues to be generally well tolerated. Thank you for your hard work and dedication to reach this stage.

After careful consideration and extensive deliberation with our Board of Directors, we decided that this transaction with AstraZeneca offers important benefits for all our stakeholders and offers additional opportunities for our employees.

The acquisition allows our organizations to combine our skills and expertise with the goal of discovering and developing best-in-class vaccines to provide long-lasting immunity to millions. Icosavax will become part of AstraZeneca’s growing Vaccines & Immune Therapies business unit. We believe AstraZeneca’s resources, capabilities in late-stage development and commercialization, and therapeutic footprint will be invaluable in developing IVX-A12, as well as other pipeline vaccine candidates for those at highest risk of severe outcomes from infectious diseases. As a near-term priority of the acquisition, AstraZeneca and Icosavax together will work to progress IVX-A12 into Phase 3, with the goal of accelerating the delivery of this potential first-in-class combination VLP vaccine to patients.

The transaction is expected to close in the first quarter of 2024, subject to Icosavax shareholders tendering a sufficient number of shares, receipt of certain regulatory approvals, and satisfaction of other customary closing conditions. Until the transaction closes, Icosavax will remain an independent company and will continue to operate as such.

We are looking forward to sharing more with you at the Town Halls tomorrow starting at 10:00am PST. Please see the invites on your calendars for tomorrow and the days that follow.

•	Town Hall 1 – Icosavax Team Gathers: An invite for an Icosavax town hall has been sent for 10:00am PST / 1:00pm EST on Tuesday, December 12th

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Town Hall 2 – Introduction to AstraZeneca: We will have a session with Pascal Soriot, Executive Director and Chief Executive Officer of AstraZeneca, and Iskra Reic, Executive Vice President of AstraZeneca’s Vaccines & Immune Therapies unit, at 1:30pm PST / 4:30pm EST on Tuesday, December 12th

•	Management team members will schedule meetings with each of their own departments over the next 2-3 days

•	We are also working on plans for an in-person gathering in Seattle with AstraZeneca leadership

We understand that you may have many questions. While we may not have all of the answers immediately, we are committed to being as transparent and timely as possible. We will send a set of FAQs to provide additional details after the Icosavax Town Hall, and we will continue to add to these FAQs as needed and as we learn more information.

Thank you, again, for your continued dedication and commitment. I look forward to speaking with you all soon.

Best,

Adam

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Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Icosavax, Inc. The solicitation and the offer to buy shares of Icosavax’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that AstraZeneca PLC, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. (Merger Sub), a wholly owned indirect subsidiary of AstraZeneca PLC, intend to file with the Securities and Exchange Commission (SEC). In addition, Icosavax will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by AstraZeneca, Merger Sub and Icosavax with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Icosavax under the “Investors & News” section of Icosavax’s website at www.icosavax.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF ICOSAVAX AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the company’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2023 (the Merger Agreement), by and among Icosavax, AstraZeneca and Merger Sub and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions;

Icosavax’s expectations regarding the potential benefits and commercial potential of its vaccine candidates and technology platform; the ability to advance the company’s development programs and the potential to accelerate and expand access to IVX-A12 and other future vaccine candidates; and AstraZeneca’s strategic vision. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Icosavax stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks that the milestones related to the contingent value rights are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Icosavax’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; potential changes in AstraZeneca’s strategic vision; risks that results of a clinical trial at a particular time point may not predict future results; potential delays in the conduct of and receipt of data from clinical trials; unexpected adverse side effects or inadequate immunogenicity or efficacy of the company’s vaccine candidates; competing approaches and approved vaccines limiting the commercial value of the company’s vaccine candidates; regulatory developments in the United States and other countries; and other risks and uncertainties pertaining to Icosavax’s business, including the risks and uncertainties detailed in Icosavax’s public periodic filings with the SEC, as well as the tender offer materials to be filed by AstraZeneca and Merger Sub and the Solicitation/Recommendation Statement to be filed by Icosavax in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Icosavax undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.